*FOIA Confidential Treatment Request* Confidential Treatment Requested by Alder BioPharmaceuticals, Inc. in connection with Registration Statement on Form S-1 filed on March 19, 2014

Sonya F. Erickson

T: +1 206 452 8753

serickson@cooley.com

April 3, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler

Scot Foley

Bryan Pitko

Ibolya Ignat

Lisa Vanjoske

RE:	Alder BioPharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-194672

Ladies and Gentlemen:

On behalf of Alder BioPharmaceuticals, Inc. (the “Company”), and in connection with the submission of a letter dated March 19, 2014 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 10, 2014, relating to the Company’s Registration Statement on Form S-1 (File No. 333-194672), originally confidentially submitted with the Commission on February 10, 2014 and originally filed by the Company with the Commission on March 19, 2014 (the “Registration Statement”), we submit this supplemental letter to further address comment 19 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355 T: (206) 452-8700 F: (206) 452-8800 WWW.COOLEY.COM

April 3, 2014

Page Two

19.	Please note that we are deferring final evaluation of stock compensation and related costs until an amendment including your estimated offering price has been filed. Advise us of any new option grants or other equity issuances, the date of grant or issuance, the exercise price, the fair value of the equity instrument at the date of grant and how you determined the fair value. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of [the] most recent equity issuance.

The Company advises the Staff that the Company preliminarily estimates a price range of $[*] to $[*] per share (the “Price Range”) for its initial public offering (the “IPO”), which takes into account a [*]-for-[*] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The preliminary Price Range has been estimated based, in part, upon current market conditions and input received from the lead underwriters, including discussions that took place on March 28, 2014 between senior management of the Company and representatives of Credit Suisse Securities (USA) LLC and Leerink Partners LLC and further discussions that took place on March 31, 2014 between the Company’s board of directors (the “Board”), senior management and representatives of Credit Suisse Securities (USA) LLC and Leerink Partners LLC. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. Prior to March 28, 2014, the Company and underwriters had not had specific discussion regarding the Price Range.

The Company expects to include the Price Range and the size of the Reverse Stock Split in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. In the amendment to the Registration Statement the price range will be reduced to a two dollar range. We are providing this information to you supplementally to facilitate your review process.

The Company supplementally advises the Staff that, as described beginning on page 60 of the Registration Statement, the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting equity awards. The Board considers numerous objective and subjective factors, including the factors set forth on pages 60 and 61 of the Registration Statement, the Company’s initial public offering and the most recent valuation report prepared by the Company and a third-party valuation firm. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355 T: (206) 452-8700 F: (206) 452-8800 WWW.COOLEY.COM

April 3, 2014

Page Three

On February 11, 2014, the Company granted options to certain employees to purchase approximately [*] shares of common stock (such share number adjusted to reflect the Reverse Stock Split). The Company has not granted any other equity awards following that date. At the time the option grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $[*] per share (such value per share adjusted to reflect the Reverse Stock Split).

In determining the fair value of the shares of the Company’s common stock, the Company and a third-party valuation firm performed a valuation of the Company’s common stock as of January 27, 2014. Using the Option Pricing Model, the Company weighted the income approach using discounted cash flows at 100% based on the Company’s stage of development and the projected growth in the Company’s financial forecasts if the Company’s product candidates receive regulatory approvals. The Company did not assign any weighting to the market approach, guideline public companies as the Company has not generated any product revenue and is not expected to in the near-term, with all revenues in the near term being generated primarily through collaboration and milestone payments.

The Company did not utilize the Probability Weighted Expected Return Model as forecasting the likelihood, timing and success of a liquidity event is difficult; however, the Company did perform a scenario analysis with respect to the allocation of the value of the Company’s securities, under which a 70% probability of completing an initial public offering within three months of the valuation date was assumed and a 30% probability of an acquisition transaction or remaining private was assumed. The Company assigned a discount for lack of marketability of 10% to the initial public offering scenario and a discount for lack of marketability of 20% to the acquisition transaction or remaining private scenario.

The Company believes that the difference in value reflected between the fair value of its common stock as of February 2014 and the midpoint of the estimated Price Range of this offering is primarily the result of the following factors:

•	Subsequent to the confidential submission of the Company’s registration statement to the Commission on February 10, 2014, the Company engaged in discussions with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (“testing the waters meetings”). In connection with such testing the waters meetings, the Company received feedback from potential investors regarding the Company’s enterprise value which caused management to increase its expectations regarding the anticipated price range of an IPO of the Company’s common stock.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355 T: (206) 452-8700 F: (206) 452-8800 WWW.COOLEY.COM

April 3, 2014

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•	The Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the February 2014 grant date represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity also accounts for a substantial difference between the estimated fair value of the common stock as of February 2014 grant date and the Price Range.

•	The Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that the Company may continue as a private, stand-alone entity.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Price Range described assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility.

•	The use by the underwriters in their valuation models of indicated market values based on a set of comparable companies in similar phases of development and/or with a similar therapeutic area of focus that have successfully completed an initial public offering.

The Company supplementally advises the Staff that of the 23 biotechnology IPOs that have priced in 2014, 11 of such IPOs have priced below the preliminary price range indicated in the related preliminary prospectus.

The Company respectfully submits that the determination of the fair value of its common stock in February 2014 was consistent with its past practice and consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * *

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355 T: (206) 452-8700 F: (206) 452-8800 WWW.COOLEY.COM

April 3, 2014

Page Five

Please contact me at (206) 452-8753 or John McKenna of Cooley LLP at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Sonya F. Erickson

Sonya F. Erickson

Cooley LLP

cc:	Randall C. Schatzman, Alder BioPharmaceuticals, Inc.

Mark J. Litton, Alder BioPharmaceuticals, Inc.

John T. McKenna, Cooley LLP

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

[*]Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

1700 SEVENTH AVENUE, SUITE 1900, SEATTLE, WA 98101-1355 T: (206) 452-8700 F: (206) 452-8800 WWW.COOLEY.COM